Exhibit 99.2

Execution Version

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of May 22, 2015, by and among eHi Car Services Limited, a Cayman Islands company, with headquarters located at Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, The People’s Republic of China (the “Company”), and the investors listed on the Schedule of Buyers attached hereto (individually, a “Buyer” and collectively, the “Buyers”).

WHEREAS:

A.                                    The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act.

B.            Each Buyer wishes to purchase, and the Company wishes to sell at the Initial Closing (as defined below), upon the terms and conditions stated in this Agreement, that aggregate number of the Company’s Class A common shares, par value $0.001 per share (“Common Shares”), set forth opposite such Buyer’s name in column (3)(a) on the Schedule of Buyers (which aggregate number for all Buyers together shall be 11,437,924 Common Shares and shall collectively be referred to herein as the “Initial Purchased Common Shares”).

C.                                    Each Buyer wishes to purchase, and the Company wishes to sell at the Additional Closing (as defined below), upon the terms and conditions stated in this Agreement, that aggregate number of the Common Shares set forth opposite such Buyer’s name in column (3)(b) on the Schedule of Buyers (which aggregate number for all Buyers together shall be 10,900,000 Common Shares and shall collectively be referred to herein as the “Additional Purchased Common Shares”, together with the Initial Purchased Common Shares, collectively referred to herein as the “Purchased Common Shares” or the “Securities”).

D.                                    Contemporaneously with the execution and delivery of this Agreement the Buyers expect to purchase an aggregate of approximately 1,666,666 Common Shares and 500,000 ADSs (as defined below) from certain current shareholders of the Company (the “Shareholder Sale”).

E.                                     As a condition precedent to the Additional Closing, and subject to consent by certain shareholders of the Company, the parties hereto intend to execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit A (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) under the 1933 Act and the rules and regulations promulgated thereunder, and applicable United States state securities laws.

NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

1.                                      PURCHASE AND SALE OF COMMON SHARES.

(a)                                                   Purchase and Sale of Common Shares.

(i)                                          Purchase of Common Shares.

(1)         Initial Closing.  Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(a) and 7(a) and delivery of the documents required pursuant to Section 1(a)(v)(1) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Initial Closing Date (as defined below) the number of Purchased Common Shares as is set forth opposite such Buyer’s name in column (3)(a) on the Schedule of Buyers (the “Initial Closing”).

(2)         Additional Closing.  Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(b) and 7(b) and delivery of the documents required pursuant to Section 1(a)(v)(2) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Additional Closing Date (as defined below) the number of Purchased Common Shares as is set forth opposite such Buyer’s name in column (3)(b) on the Schedule of Buyers (the “Additional Closing”, together with the Initial Closing, each a “Closing”).

(ii)                                  Closing.

(1)         Initial Closing Date.  The date and time of the Initial Closing (the “Initial Closing Date”) shall be 10:00 a.m., New York City time, on the date hereof (or such other date and time as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver) of the conditions to the Initial Closing set forth in Sections 6(a) and 7(a) and delivery of the documents required pursuant to Section 1(a)(v)(1) below, at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

(2)         Additional Closing Date.  The date and time of the Additional Closing (the “Additional Closing Date” and, together with the Initial Closing Date, each a “Closing Date”) shall be 10:00 a.m., New York City time, on the third (3rd) Business Day after receipt of the Shareholder Approval (as defined below) (or such other date and time as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver) of the conditions to the Additional Closing set forth in Sections 6(b) and 7(b) and delivery of the documents required pursuant to Section 1(a)(v)(2) below, at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

(iii)                               Purchase Price.  The aggregate purchase price for the Purchased Common Shares to be purchased by each Buyer (i) at the Initial Closing shall be the amount set forth opposite such Buyer’s name in column (4)(a) of the Schedule of Buyers and (ii) at the Additional Closing shall be the amount set forth opposite such Buyer’s name in column (4)(b)

of the Schedule of Buyers (collectively, the “Purchase Price”) which shall be equal to the amount of $6.00 per Purchased Common Shares.

(iv)                              Form of Payment.  At each Closing, each Buyer shall pay its respective Purchase Price, as set forth opposite such Buyer’s name in column (4)(a) or (4)(b) of the Schedule of Buyers, as applicable, to the Company for the Purchased Common Shares to be issued and sold to such Buyer at such Closing by wire transfer of immediately available funds in accordance with the Company’s written wire instructions.

(v)                                 Company’s Closing Deliverables.

(1)         Initial Closing Deliverables.  At the Initial Closing, the Company shall deliver to each Buyer: (i) scanned copy of one or more certificates, evidencing the number of Initial Purchased Common Shares such Buyer is purchasing as is set forth opposite such Buyer’s name in column (3)(a) of the Schedule of Buyers, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee; (ii) a scanned copy of an updated register of members of the Company, reflecting such Buyer’s ownership of the Initial Purchased Common Shares; (iii) a scanned copy of a certificate of good standing of the Company issued as of a date within ten (10) Business Days of the Initial Closing Date; (iv) a certificate, executed by the Secretary of the Company and dated as of the Initial Closing Date, as to (y) the resolutions consistent with Section 3(a) as adopted by the Company’s Board of Directors in a form reasonably acceptable to such Buyer and (z) the Memorandum and Articles of Association, each as in effect at the Initial Closing, in the form attached hereto as Exhibit D; and (v) a certificate, executed by the Chief Executive Officer of the Company, dated as of the Initial Closing Date, in the form attached hereto as Exhibit E.

(2)         Additional Closing Deliverables.  At the Additional Closing, the Company shall deliver to each Buyer: (i) scanned copy of one or more certificates, evidencing the number of Additional Purchased Common Shares such Buyer is purchasing as is set forth opposite such Buyer’s name in column (3)(b) of the Schedule of Buyers, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee; (ii) a scanned copy of an updated register of members of the Company, reflecting such Buyer’s ownership of the Additional Purchased Common Shares; (iii) a scanned copy of a certificate of good standing of the Company issued as of a date within ten (10) Business Days of the Additional Closing Date; (iv) a certificate, executed by the Secretary of the Company and dated as of the Additional Closing Date, as to (y) the resolutions consistent with Section 3(b) as adopted by the Company’s Board of Directors in a form reasonably acceptable to such Buyer and (z) the Memorandum and Articles of Association, each as in effect at the Additional Closing, in the form attached hereto as Exhibit D; and (v) a certificate, executed by the Chief Executive Officer of the Company, dated as of the Additional Closing Date, in the form attached hereto as Exhibit E.

2.                                      BUYER’S REPRESENTATIONS AND WARRANTIES.  Each Buyer, severally and not jointly, represents and warrants with respect to only itself to the Company that, as of the date hereof and as of each Closing Date:

(a)                                                   No Public Sale or Distribution.  Such Buyer is acquiring the Purchased Common Shares, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act, except as otherwise agreed by such Buyer in any Transaction Document.  Such Buyer is acquiring the Securities hereunder in the ordinary course of its business.  Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

(b)                                                   Accredited Investor Status.  Such Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.

(c)                                                    Reliance on Exemptions.  Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

(d)                                                   Information.  Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by such Buyer.  Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company.  Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer’s right to rely on the Company’s representations and warranties contained herein.  Such Buyer understands that its investment in the Securities involves a high degree of risk.  Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(e)                                                    No Governmental Review.  Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(f)                                                     Transfer or Resale.  Such Buyer understands that except as provided in the Registration Rights Agreement:  (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended, (or a successor rule thereto) (collectively, “Rule 144”); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

(g)                                                    Legends.  Such Buyer understands that the certificates or other instruments representing the Purchased Common Shares until such time as the resale of the Purchased Common Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, except as set forth below, shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such certificates):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, AND THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO A REGISTRATION STATEMENT IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN THAT CERTAIN LOCK-UP AGREEMENT BY AND BETWEEN EHI CAR SERVICES LIMITED AND THE BUYER SET FORTH THEREIN, DATED AS OF MAY 22, 2015, AS SUCH AGREEMENT MAY FROM TIME TO TIME BE AMENDED, MODIFIED OR SUPPLEMENTED, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH RESTRICTIONS.

The legend set forth above shall be removed and the Company shall cause its transfer agent and the Depositary, as applicable, to issue ADSs (as defined in Section 3(c)) representing such Purchased Common Shares without such legend to the holder of the Purchased Common Shares upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at The Depository Trust Company (“DTC”), if (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A without any volume limitation on such Securities, or (iv) such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that the Securities are being sold, assigned or transferred pursuant to Rule 144 or Rule 144A.  In addition, following November 21, 2015, the Company shall promptly remove the restrictive legend relating to restrictions on transfer in the Buyer Lock-Up Agreement (as defined in Section 6(a)(iii)) from any certificates representing such Buyer’s Purchased Common Shares.  The Company shall be responsible for the fees of the transfer agent and all DTC fees of the transfer agent and other fees associated with any such legend removal or related issuance.

(h)                                                   Validity; Enforcement.  Each Transaction Document to which such Buyer is a party has been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(i)                                                       No Conflicts.  The execution, delivery and performance by such Buyer of this Agreement and the consummation by such Buyer of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

(j)                                                      Organization.  Such Buyer is duly formed, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as now being conducted.

(k)                                                   Consent.  In connection with the entering into and performance of this Agreement and the other Transaction Documents, such Buyer is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Entity in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or thereby or (b) any third party pursuant to any agreement, indenture or instrument to which such Buyer is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained.

(l)                                                       Absence of Litigation.  There are no pending or threatened, legal, administrative, arbitral or other claims, suits, actions or proceedings or governmental or regulatory investigations of any nature against such Buyer or any director or officer of such Buyer (in their capacity as directors and officers of such Buyer), which would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on such Buyer’s ability to perform its obligations hereunder, or any proceedings that seek to restrain or enjoin the consummation of the transactions contemplated by the Transaction Documents.

(m)                                               Sufficient Funds.  Such Buyer shall have on each Closing Date sufficient funds on hand to pay in full its pro rata portion of the Purchase Price payable on such Closing Date.

(n)                                                   No Additional Representations.  Such Buyer acknowledges that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Section 3 or in any certificate delivered by the Company pursuant to this Agreement, and specifically (but without limiting the generality of the foregoing), that the Company does not make any representation or warranty with respect to (A) any projections, estimates or budgets delivered or made available to such Buyer (or any of its affiliates, officers, directors, or employees) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (B) the future business and operations of the Company and its Subsidiaries, and such Buyer has not relied on such information or any other representations or warranties not set forth in Section 3 or in any certificate delivered by the Company pursuant to this Agreement.

3.                                      REPRESENTATIONS AND WARRANTIES OF THE COMPANY AT INITIAL CLOSING.

The Company represents and warrants to each of the Buyers that, as of the date hereof and as of the Initial Closing Date, except (a) as set forth in the correspondingly numbered section of the disclosure letter which may be delivered by the Company to the Buyers dated as of the date hereof (the “Disclosure Letter”) or as set forth in any other section of the Disclosure Letter where it is reasonably apparent on the face of such disclosure that such disclosure is intended to be an exception to such Section of this Section 3 or (b) as set forth in the SEC Documents filed prior to the date of this Agreement (without giving effect to any amendment thereto filed on or after the date of this Agreement):

(a)                                                   Organization and Qualification.  Each of the Company and each of its “Subsidiaries” (which for purposes of this Agreement means any entity Controlled by the Company; and “Control” (including the terms “Controlled by” and “under common

Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person or securities that represent a majority of the outstanding voting securities of such Person) are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the Company and each of its Subsidiaries is duly qualified to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect.  As used in this Agreement, “Material Adverse Effect” means any material adverse effect on the business, properties, assets, liabilities, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or on the other Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform any of its obligations under any of the Transaction Documents (as defined below).

(b)                                                   Authorization; Enforcement; Validity.  The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Buyer Lock-Up Agreement, the Executive Lock-Up Agreements (as defined in Section 7(a)(iv)) and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”) and to issue the Securities in accordance with the terms hereof and thereof.  The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Initial Purchased Common Shares have been duly authorized by the Company’s Board of Directors and (other than the filing with the SEC of one or more Registration Statements (as defined in the Registration Rights Agreement) in accordance with the requirements of the Registration Rights Agreement, a Form D with the SEC and any other filings as may be required by any United States state securities agencies) no further filing, consent or authorization is required by the Company, its Board of Directors or its shareholders.  This Agreement and the other Transaction Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(c)                                                    Issuance of Securities.  The Initial Purchased Common Shares have been duly authorized and, upon issuance in accordance with the terms of the Transaction Documents, the Initial Purchased Common Shares shall be validly issued and free from all preemptive or similar rights, taxes, liens and charges and other encumbrances with respect to the issue thereof and the Initial Purchased Common Shares shall be fully paid and nonassessable with the holders being entitled to all rights accorded to a holder of Common Shares.  Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act.  At such time that the Initial Purchased Common Shares may be sold in accordance with Rule 144, the Initial Purchased Common Shares may be freely deposited by the Company with the Depositary against issuance of American Depositary Shares (“ADSs”, each representing two (2) Common Shares) of the Company issued pursuant to the deposit agreement dated November 17, 2014, among the Company, JPMorgan Chase Bank as depositary (the “Depositary”) and holders of ADSs (the “Deposit Agreement”).  Other than pursuant to restrictions on transfer imposed by United States securities laws, the Initial Purchased Common Shares will be freely transferable to the Buyers, and there are no restrictions on subsequent transfers of such Common Shares under the laws of the Cayman Islands or The People’s Republic of China (the “PRC”).

(d)                                                   No Conflicts.  The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Initial Purchased Common Shares) will not (i) result in a violation of the Memorandum and Articles of Association (as defined below) or other organizational documents of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, United States federal and state securities laws and regulations and the rules and regulations of The New York Stock Exchange, Inc. (together, the “Principal Market”) and including all applicable foreign, United States federal laws, rules and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ability of the Company to perform its obligations hereunder.

(e)                                                    Consents.  The Company is not required to obtain any consent from, authorization or order of, or make any filing or registration with (other than obtaining the Shareholder Approval, the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, a Form D with the SEC and any other filings as may be required by any United States state securities agencies), any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof.  All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Initial Closing Date (or in the case of filings detailed above, will be made timely after each applicable Closing Date), and the Company is unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents.  The Company is not in violation of the requirements of the Principal Market and has no knowledge of any facts or circumstances which could reasonably lead to delisting or suspension of the ADSs in the foreseeable future.  The issuance by the Company of the Securities shall not have the effect of delisting or suspending the ADSs from the Principal Market.

(f)                                                     Acknowledgment Regarding Buyer’s Purchase of Securities.  The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is, and after consummation of the transactions contemplated hereby and thereby will be, an officer or director of the Company or any of its Subsidiaries.  The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer’s purchase of the Securities.  The Company further represents to each Buyer that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(g)                                                    No General Solicitation; Placement Agent’s Fees.  Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.  Neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the offer or sale of the Securities.

(h)                                                   No Integrated Offering.  None of the Company, its Subsidiaries or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the Company for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation.  None of the Company, its Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of any of the Securities to be integrated with other offerings for purposes of any such applicable shareholder approval provisions.

(i)                                                       Application of Takeover Protections; Rights Agreement.  The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested shareholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement) or other similar anti-takeover provision under the Memorandum and Articles of Association or other organizational documents or the laws of the Company’s jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and any Buyer’s ownership of the Securities.  The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company or any of its Subsidiaries.

(j)                                                      SEC Documents; Financial Statements.  Except as disclosed in Section 3(j) of the Disclosure Letter, since November 18, 2014, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (all of the foregoing filed prior to the date hereof or prior to the Additional Closing Date, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”).  The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system.  As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  Such financial statements have been prepared in accordance with the generally accepted accounting principles in the United States(“US GAAP”) (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company and its Subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate).

(k)                                                   Absence of Certain Changes.  Since December 31, 2014, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.  The

Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Initial Closing will not be, Insolvent (as defined below).  For purposes of this Section 3(k), “Insolvent” means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Indebtedness (as defined in Section 3(r)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(l)                                                       No Undisclosed Events, Liabilities, Developments or Circumstances.  No event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company, its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of its Common Shares and which has not been publicly announced or which the Company does not plan to announce publicly within a reasonable period, except such event, liability, development or circumstance would not reasonably be expected to have a Material Adverse Effect.

(m)                                               Conduct of Business; Regulatory Permits.  Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under its memorandum or articles of association, any certificate of designations, preferences or rights of any outstanding series of preferred stock of the Company or any of its Subsidiaries (or any equivalent instrument relating to any outstanding series of preferred stock of the Company or any of its Subsidiaries) or their organizational charter, certificate of formation or certificate of incorporation or bylaws, respectively.  Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, including, without limitation, FCPA, OFAC regulations and Anti-Money Laundering Laws, except in all cases for possible violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that could reasonably lead to delisting or suspension of the ADSs by the Principal Market in the foreseeable future.  Since November 18, 2014, (i) the ADSs have been listed or designated for quotation on the Principal Market, (ii) trading in the ADSs has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the ADSs from the Principal Market.  The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate foreign, federal or state regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such

Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(n)                                                   Foreign Corrupt Practices.  Neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(o)                                                   Sarbanes-Oxley Act.  The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(p)                                                   Transactions With Affiliates.  None of the officers, directors or employees of the Company or any of its Subsidiaries, to the knowledge of the Company or any of its Subsidiaries, is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other Person in which any such officer, director, or employee has a substantial interest or is an employee, officer, director, trustee or partner.

(q)                                                   Equity Capitalization.  As of the date hereof, the authorized capital stock of the Company consists of (i) 407,328,619 Class A Common Shares, par value US$0.001 per share (the “Class A Shares”), of which, 32,247,168 are issued and outstanding (20,000,000 of which are represented by ADSs), and (ii) 92,671,381 Class B common shares, par value US$0.001 per share (the “Class B Shares”), of which, 82,169,575 are issued and outstanding.  No Common Shares are held in treasury.  All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and nonassessable.  The Company has furnished to the Buyers true, correct and complete copies of the Company’s memorandum and articles of association, as amended and as in effect on the date hereof (the “Memorandum and Articles of Association”) and the terms of all securities convertible into, or exercisable or exchangeable for, Common Shares and the material rights of the holders thereof in respect thereto.

(r)                                                      Indebtedness and Other Contracts.  Neither the Company nor any of its Subsidiaries, (i) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (ii) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iii) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect.  For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with US GAAP consistently applied, during the periods involved) (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with the US GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, claim, lien, tax, right of first refusal, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Entity or any department or agency thereof.

(s)                                                     Absence of Litigation.  There is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Common Shares, the ADSs or any of the Company’s Subsidiaries or any of the Company’s or its Subsidiaries’ officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such, except such action, suit, proceeding, inquiry or investigation  which would not reasonably be expected to have a Material Adverse Effect.

(t)                                                      Insurance.  The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged.  Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(u)                                                   Employee Relations.  Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union.  The Company believes that its and its Subsidiaries’ relations with their respective employees are good.  No executive officer (as defined in Rule 501(f) promulgated under the 1933 Act) or other key employee of the Company or any of its Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary.  To the Company’s knowledge, no executive officer or other key employee of the Company or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other key employee (as the case may be) does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.  The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(v)                                                   Title.  The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries.  Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or any of its Subsidiaries.

(w)                                                 Intellectual Property Rights.  The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, original works of authorship, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted and as presently proposed to be conducted.  None of the Company’s or its Subsidiaries’ Intellectual Property Rights have expired, terminated or been abandoned, or are expected to expire, terminate or be abandoned, within six months from the date of this Agreement, which would reasonably be expected to have a Material Adverse Effect.  The Company has no knowledge of any infringement by the Company or any of its Subsidiaries of Intellectual Property Rights of others.  There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or any of its Subsidiaries, being threatened, against the Company or any of its Subsidiaries regarding their Intellectual Property Rights, which would reasonably be expected to have a Material Adverse Effect.  The Company is not aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings.  The Company and each of its Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

(x)                                                   Environmental Laws.  The Company and its Subsidiaries (A) are in compliance with all Environmental Laws (as defined below), (B) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (C) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (A), (B) and (C), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  The term “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(y)                                                   Tax Status.  The Company and each of its Subsidiaries (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no deficiencies or other unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company and its Subsidiaries know of no basis for any such claim.

(z)                                                    Internal Accounting and Disclosure Controls.  The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the US GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.  Other than as disclosed in the Company’s Form 20-F filed with the SEC on April 22, 2015, the Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

(aa)                                            Off Balance Sheet Arrangements.  There is no transaction, arrangement, or other relationship between the Company or any of its Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings and is not so disclosed or that otherwise could be reasonably likely to have a Material Adverse Effect.

(bb)                                            Investment Company Status.  Neither the Company nor any of its Subsidiaries is, and upon consummation of the sale of the Securities will not be, an “investment company,” an affiliate of an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

(cc)                                              Transfer Taxes.  On each Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid by the Company under applicable laws in connection with the issuance, sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(dd)                                            Shell Company Status.  The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i).

(ee)                                              Money Laundering.  The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, but not limited to, those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the USA Patriot Act of 2001 and the applicable money laundering statutes of all jurisdictions where the Company or any of its Subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ff)                                                No Conflicts with Sanctions Laws.  Neither the Company nor any of its Subsidiaries, nor any director, officer, employee, agent, affiliate or other person associated with or acting on behalf of the Company or any of its Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”) or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company, any of its Subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Sudan and Syria (each, a “Sanctioned Country”); and the Company will not use the proceeds of the offering of the Purchased Common Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, directly or indirectly, (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and its Subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(gg)                                              Disclosure.  Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly disclosed.  The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.

(hh)                                            Stock Option Plans.  Each stock option granted by the Company was granted in accordance with the terms of the applicable Company stock option plan.  No stock option granted under the Company’s stock option plan has been backdated.  The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(ii)                                                    No Disagreements with Accountants and Lawyers.  There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(jj)                                                  No Disqualification Events.  With respect to Securities to be offered and sold hereunder in reliance on Rule 506 under the 1933 Act (“Regulation D Securities”), none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the 1933 Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the 1933 Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.  The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Buyers a copy of any disclosures provided thereunder.

(kk)                                            Other Covered Persons.  The Company is not aware of any Person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Buyers or potential purchasers in connection with the sale of any Regulation D Securities.

(ll)                                                    PRC Mergers and Acquisitions Rules.  Each of the Company and its Subsidiaries has complied, and complies, in all material respects, with the applicable rules and regulations of the State Administration of Foreign Exchange of the PRC (the “SAFE Rules and Regulations”).  The Company is aware of and has been advised as to the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “PRC Mergers and Acquisition Rules”) jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the State Administration of Foreign Exchange of the PRC on August 8, 2006, including the relevant provisions thereof which purport to require offshore special purpose entities formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on an overseas stock exchange. The Company has received legal advice specifically with respect to the PRC Mergers and Acquisitions Rules from its PRC counsel and the Company understands such legal advice.  The issuance and sale of the Securities, the listing and trading of the ADSs on the Principal Market or the consummation of the transactions contemplated by the Transaction Documents is not and will not be, as of the date hereof or at each Closing Date, as the case may be, adversely affected by the PRC Mergers and Acquisitions Rules or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the PRC Mergers and Acquisitions Rules.

(mm)                                    PRC Subsidiaries.

(i)                                     For each Subsidiary incorporated in the PRC, the holders of record of its registered capital have contributed its subscribed share of the entity’s registered capital pursuant to the relevant joint venture contract and articles of association, and all such contributions have been verified and certified by a Chinese registered public accountant according to applicable PRC law, approved by all relevant PRC governmental authorities and fully paid, and verification certificates, if required, have been issued to each such holder of record or previous investor accordingly.  All previous transfers or assignments of registered capital have been approved by the relevant PRC governmental authorities, if required, and all necessary corporate action.

(ii)                                  Each Subsidiary incorporated in the PRC is a limited liability company duly organized, validly existing and in good standing under the applicable company laws and foreign investment laws of PRC.

(nn)                                            No Immunity.  None of the Company, its Subsidiaries and any of their properties, assets or revenues is entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from services of process, from attachment prior to or in aid of execution of judgment, or from any other legal process or proceeding for the giving of any relief or for the enforcement of any judgment.  The irrevocable and unconditional waiver and agreement of the Company in the Transaction Documents not to plead or claim any such immunity in any legal action, suit or proceeding based on the Transaction Documents is valid and binding under the laws of the Cayman Islands, Hong Kong and the PRC.

(oo)                                            Choice of Law.  The choice of the laws of the State of New York as the governing law of the Transaction Documents is a valid choice of law under the laws of the Cayman Islands and the PRC, subject to applicable provisions of the Civil Procedure Law and the General Principles of Civil Law of the PRC relating to choice of foreign laws.  The Company has the power to submit, and pursuant to Section 9(a) of this Agreement and Section 18(a) of the Deposit Agreement, has legally, validly, effectively and irrevocably submitted, to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan in The City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court; and the Company has the power to designate, appoint and authorize, and pursuant to Section 9(a) of this Agreement and Section 18(a) of the Deposit Agreement, has legally, validly, effectively and irrevocably designated, appointed and authorized, an agent for service of process in any action arising out of or relating to this Agreement, the Deposit Agreement or the sale of the Purchased Common Shares in the Borough of Manhattan in The City of New York, and service of process in any manner permitted by applicable laws effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided hereof or in the Deposit Agreement.

(pp)                                            Judgment Currency.  Any final judgment for a fixed sum of money rendered by a federal or state courts in the Borough of Manhattan in The City of New York having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon the Transaction Documents would be recognized and enforced by (A) Cayman Islands courts without re-examining the merits of the case under the common law doctrine of obligation; provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands; and (B) PRC courts, subject to the applicable provisions of the PRC Civil Procedures Law and the General Principles of Civil Law of the PRC relating to the enforceability of foreign judgments. It is not necessary that the Transaction Documents or any other document be filed or recorded with any court or other authority in the Cayman Islands or the PRC.

4.              COVENANTS.

(a)                                                   Best Efforts.  Each party shall use its best efforts timely to satisfy each of the covenants and the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

(b)                                                   Form D and Blue Sky.  The Company agrees to file a Form D with respect to the Securities as required under Regulation D after each Closing Date and to provide a copy thereof to each Buyer promptly after such filing.  The Company shall, on or before each applicable Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the relevant Securities for sale to the Buyers at each applicable Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the applicable Closing Date.  The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “Blue Sky” laws of the states of the United States following each Closing Date.

(c)                                                    Reporting Status.  Until the second anniversary of the Additional Closing Date (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act within the time periods required by the SEC, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination, and the Company shall take all actions necessary to maintain its eligibility to register the ADSs for resale by the Investors on Form F-3.

(d)                                                   Use of Proceeds.  The Company will use the proceeds from the sale of the Securities for general corporate purposes and for working capital purposes but not for (i) the repayment of any outstanding Indebtedness of the Company or any of its Subsidiaries outside of its ordinary course of business or (ii) the redemption or repurchase of any of its or its Subsidiaries’ equity securities.

(e)                                                    Financial Information.  The Company agrees to send the following to each Investor (as defined in the Registration Rights Agreement) during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within five (5) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 20-F, any Current Report on Form 6-K (or any analogous reports under the 1934 Act) and any registration statements (other than on Form F-8) or amendments filed pursuant to the 1933 Act, (ii) within five (5) Business Days after the release thereof, facsimile or e-mailed copies of all press releases issued by the Company or any of its Subsidiaries, and (iii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.  As used herein, “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the PRC and The City of New York are authorized or required by law to remain closed.

(f)                                                     Listing.  Until the second anniversary of the Additional Closing Date, the Company shall maintain the authorization for quotation of the ADSs on the Principal Market.  Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the ADSs on the Principal Market.

(g)                                                    Fees.  Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.

(h)                                                   Disclosure of Transactions and Other Material Information.  Within a reasonable period after the execution of this Agreement as agreed by the Company and the Buyers, the Company shall issue a press release disclosing all material terms of the transactions contemplated hereby, including, without limitation, the Shareholder Sale, and file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (and all schedules and exhibits to this Agreement) and the form of the Registration Rights Agreement as exhibits to such filing (including all attachments), the “6-K Filing”).  The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of such Buyer.  If a Buyer has, or believes it has, received any such material, nonpublic information regarding the Company or any of its Subsidiaries from the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates or agents, it may provide the Company with written notice thereof.  The Company shall, within a reasonable period of time to be agreed between the Company and such Buyer, after the receipt of such notice, make public disclosure of such material, nonpublic information.  In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Company, its Subsidiaries, or any of its or their respective officers, directors, employees or agents.  No Buyer shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure.  To the extent that the Company delivers any material, non-public information to a Buyer without such Buyer’s consent, the Company hereby covenants and agrees that such Buyer shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information.  Subject to the foregoing, neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).

(i)                                                       Corporate Existence.  So long as any Buyer beneficially owns any Securities, the Company shall maintain its corporate existence.

(j)                                                      Conduct of Business.  The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

(k)                                                   Notice of Disqualification Events.  The Company will notify the Buyers in writing, prior to each Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

(l)                                                       Issuance of American Depositary Shares.

(i)             At any such time that the Purchased Common Shares or the Common Shares purchased in the Shareholder Sale, as applicable, may be sold in accordance with Rule 144, the Company shall use its best efforts to cause the Depositary to deliver ADSs to Buyers from time to time upon any such Buyer’s deposit of Common Shares (whether purchased hereunder or acquired pursuant to the Shareholder Sale) with the Depositary or its designated custodian and the satisfaction of any other customary requirements under Rule 144 and the Deposit Agreement and, in connection therewith, the Company shall cause new share certificate(s) to be issued and entries on the Company’s register of members to be entered with respect to such Common Shares in the name of the Depositary, without restrictive legends, for the purpose of such deposit.

(ii)          The Company shall bear any fees and expenses in connection with such Buyer’s deposit of Common Shares (whether purchased hereunder or acquired pursuant to the Shareholder Sale) and the issuance of ADSs representing such Common Shares, including fees and expenses related to the cancellation of any share certificates representing Common Shares and issuance of new share certificates, the updating of the Company’s register of members for any deposit of Common Shares with the Depositary or its designated custodian and ADS issuance fees and other charges of the Depositary and its custodian.

(m)                                               Executive Lock-Ups.  The Company shall not amend, modify, waive or terminate any provision of any of the Executive Lock-Up Agreements except to extend the term of the lock-up period and shall enforce the provisions of each Executive Lock-Up Agreement in accordance with its terms.  If any officer or director that is a party to an Executive Lock-Up Agreement breaches any provision of an Executive Lock-Up Agreement, the Company shall promptly use its best efforts to seek specific performance of the terms of such Executive Lock-Up Agreement.

(n)                                                   Shareholder Approval.  The Company shall obtain the approval of its shareholders as required by the Memorandum and Articles of Association for issuance of the Additional Purchased Common Shares (the “Shareholder Approval”) at a special or annual meeting of shareholders of the Company, which shall be promptly called and held not later than sixty (60) calendar days after the Initial Closing Date.

(o)                                                   Closing Documents.  The Company agrees to deliver, or cause to be delivered, to Schulte Roth & Zabel LLP a complete closing set of the executed Transaction Documents, Securities and any other documents required to be delivered to the Buyers pursuant to (i) Sections 1(a)(v)(1) and 7(a) hereof on or prior to ten (10) Business Days after the Initial Closing Date and (ii) Sections 1(a)(v)(2) and 7(b) on or prior to ten (10) Business Days after the Additional Closing Date.

5.                                      REPRESENTATIONS AND WARRANTIES OF THE COMPANY AT ADDITIONAL CLOSING.

The Company represents and warrants to each of the Buyers that, as of the Additional Closing Date, except (a) as otherwise disclosed by the Company to the Buyers in writing or (b) as set forth in the SEC Documents filed prior to the Additional Closing Date:

(a)                                                   Organization and Qualification.  Each of the Company and each of its Subsidiaries are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted.  Each of the Company and each of its Subsidiaries is duly qualified to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)                                                   Authorization; Enforcement; Validity.  The Company has the requisite corporate power and authority to enter into and perform its obligations under the Transaction Documents and to issue the Securities in accordance with the terms hereof and thereof.  The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Additional Purchased Common Shares have been duly authorized by the Company’s Board of Directors and (other than the filing with the SEC of one or more Registration Statements (as defined in the Registration Rights Agreement) in accordance with the requirements of the Registration Rights Agreement, a Form D with the SEC and any other filings as may be required by any United States state securities agencies) no further filing, consent or authorization is required by the Company, its Board of Directors or its shareholders.  This Agreement and the other Transaction Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(c)                                                    Issuance of Securities.  The Additional Purchased Common Shares have been duly authorized and, upon issuance in accordance with the terms of the Transaction Documents, the Additional Purchased Common Shares shall be validly issued and free from all preemptive or similar rights, taxes, liens and charges and other encumbrances with respect to the issue thereof and the Additional Purchased Common Shares shall be fully paid and nonassessable with the holders being entitled to all rights accorded to a holder of Common Shares.  Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act.  At such time that the Additional Purchased Common Shares may be sold in accordance with Rule 144, the Additional Purchased Common Shares may be freely deposited by the Company with the Depositary against issuance of ADS of the Company issued pursuant to the Deposit Agreement.  Other than pursuant to restrictions on transfer imposed by United States securities laws, the Additional Purchased Common Shares will be freely transferable to the Buyers, and there are no restrictions on subsequent transfers of such Common Shares under the laws of the Cayman Islands or the PRC.

(d)                                                   Equity Capitalization.  Immediately before the Additional Closing Date, the authorized capital stock of the Company consists of (i) 407,328,619 Common Shares, of which, 43,685,092 are issued and outstanding (20,000,000 of which are represented by ADSs), and (ii) 92,671,381 Class B common shares, par value US$0.001 per share (the “Class B Shares”), of which, 82,169,575 are issued and outstanding.  No Common Shares are held in treasury.  All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and nonassessable.

6.                                      CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

(a)                                 The obligation of the Company hereunder to issue and sell the Initial Purchased Common Shares to each Buyer at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(i)                                     Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(ii)                                  Such Buyer shall have delivered to the Company the Purchase Price for the Initial Purchased Common Shares being purchased by such Buyer at the Initial Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(iii)                               Such Buyer shall have delivered to the Company a lock-up agreement in the form attached hereto as Exhibit B (each a “Buyer Lock-Up Agreement”).

(iv)                              The representations and warranties of such Buyer shall be true and correct as of the date when made and as of the Initial Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Initial Closing Date.

(b)                                 The obligation of the Company hereunder to issue and sell the Additional Purchased Common Shares to each Buyer at the Additional Closing is subject to the satisfaction, at or before the Additional Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(i)                                     Such Buyer shall have delivered to the Company the Purchase Price for the Additional Purchased Common Shares being purchased by such Buyer at the Additional Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(ii)                                  The representations and warranties of such Buyer shall be true and correct as of the date when made and as of the Additional Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Additional Closing Date.

(iii)                               The Initial Closing has occurred pursuant to the terms of this Agreement.

7.                                      CONDITIONS TO EACH BUYER’S OBLIGATION TO PURCHASE.

(a)                                 The obligation of each Buyer hereunder to purchase the Initial Purchased Common Shares at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i)                                     The Company shall have duly executed and delivered to such Buyer each of the Transaction Documents to which the Company is a party.

(ii)                                  The representations and warranties of the Company under Section 3 shall be true and correct as of the date when made and as of the Initial Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date.

(iii)                               The ADSs (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Initial Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Initial Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

(iv)                              The Company shall have delivered to the Buyer scanned copies of fully executed copies of the lock-up agreements between the Company and each of the Persons listed on Schedule 7(iv) in the form attached hereto as Exhibit C (each an “Executive Lock-Up Agreement”).

(v)                                 The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Initial Purchased Common Shares.

(vi)                              No Buyer shall be subject to any provision of any applicable law or any court or governmental order or injunction, which remains in effect, prohibiting or making illegal the consummation of the transactions contemplated hereby.

(vii)                           The Shareholder Sale shall have closed simultaneous with the Initial Closing.

(b)                                 The obligation of each Buyer hereunder to purchase the Additional Purchased Common Shares at the Additional Closing is subject to the satisfaction, at or before the Additional Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i)                                     The representations and warranties of the Company under Section 5 shall be true and correct as of the date when made and as of the Additional Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Additional Closing Date.

(ii)                                  The ADSs (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Additional Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Additional Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

(iii)                               The Executive Lock-Up Agreements shall be in full force and effect.

(iv)                              The Company shall have obtained the Shareholder Approval and all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Additional Purchased Common Shares.

(v)                                 No Buyer shall be subject to any provision of any applicable law or any court or governmental order or injunction, which remains in effect, prohibiting or making illegal the consummation of the transactions contemplated hereby.

(vi)                              The Initial Closing has occurred pursuant to the terms of this Agreement.

(vii)                           Subject to the waiver and consent by such shareholders (the “Required Consent”) as required under Section 14.7 of the Third Amended and Restated Investors’ Rights Agreement dated December 11, 2013 (the “Investors’ Rights Agreement”) by and among the Company, its group companies, Mr. Ruiping Zhang, and certain other parties thereto, the Company shall have executed the Registration Rights Agreement and delivered the same to such Buyer.

8.                                      TERMINATION.  In the event that the Initial Closing shall not have occurred with respect to a Buyer on or before five (5) Business Days from the date hereof due to the Company’s or such Buyer’s failure to satisfy the conditions set forth in Sections 6(a) and 7(a) above (and the nonbreaching party’s failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date by delivering a written notice to that effect to each other party to this Agreement and without liability of any party to any other party.

9.                                      MISCELLANEOUS.

(a)                                                    Governing Law; Jurisdiction; Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  The Company hereby appoints Law Debenture Corporate Services Inc., with offices at 400 Madison Avenue, 4th Floor, New York, NY 10017, as its agent for service of process in New York.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)                                                   Counterparts.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or a signature delivered by an electronic mail which contains a portable document format (.pdf) file of an executed signature page shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature or a signature delivered by an electronic mail which contains a portable document format (.pdf) file of an executed signature page.

(c)                                                    Headings.  The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)                                                   Severability.  If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(e)                                                    Entire Agreement; Amendments.  This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters.  No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and at least a majority of the aggregate amount of Securities issued and issuable hereunder (the “Required Holders”), and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities and the Company; provided that any such amendment or waiver that complies with the foregoing but that disproportionately, materially and adversely affects the rights and obligations of any Buyer relative to the comparable rights and obligations of the other Buyers shall require the prior written consent of such adversely affected Buyer.  No provisions hereto may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.  No such amendment shall be effective to the extent that it applies to less than all of the Buyers or holders of the applicable Securities then outstanding.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration (other than the reimbursement of legal fees) also is offered to all of the parties to the Transaction Documents, holders of Purchased Common Shares, as the case may be.  Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.

(f)                                                     Notices.  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or by electronic mail; or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same.  The addresses, facsimile numbers and e-mail addresses for such communications shall be:

If to the Company:

eHi Car Services Limited

Unit 12/F, Building No.5, Guosheng Center
388 Daduhe Road
Shanghai, 200062
The People’s Republic of China
Telephone:	+86 21 6468 7000
Facsimile:	+86 21 5489 1121
Attention:	Chief Financial Officer
E-mail:	Colin.Sung@ehi.com.cn

With a copy (for informational purposes only) to:

O’Melveny & Myers LLP
Plaza 66, Tower 1, 37th Floor
1266 Nanjing Road West
Shanghai, 200040
The People’s Republic of China
Attention:	Portia Ku, Esq.
Facsimile:	+86-21-2307-7300
E-mail:	pku@omm.com

If to a Buyer, to its address, facsimile number and e-mail address set forth on the Schedule of Buyers, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers,

with a copy to (for information purposes only):

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
United States of America
Telephone:	(212) 756-2000
Facsimile:	(212) 593-5955
Attention:	Eleazer N. Klein, Esq.
E-mail:	eleazer.klein@srz.com

or to such other address, facsimile number and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.  Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine or e-mail containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(g)                                                    Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

Except as otherwise provided herein, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto.

(h)                                                   No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that each Indemnitee shall have the right to enforce the obligations of the Company with respect to Section 9(k).

(i)                                                       Survival.  Other than the representations and warranties set forth in Sections 3(a), 3(b), 3(c) and 3(q), and Section 5 which shall survive the Closings indefinitely, and the representations and warranties set forth in Section 3(y), which shall survive the Initial Closing until the date that is five (5) years after the Initial Closing, the representations and warranties of the parties set forth in this Agreement shall survive the execution and delivery of this Agreement and the Initial Closing until the date that is twelve (12) months after the Initial Closing.  Other than those covenants and agreements which by their terms apply in whole or in part after the Closings (which shall survive the Closings and continue in full force until performed), all covenants and agreements contained herein shall terminate as of the Additional Closing.

(j)                                                      Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)                                                   Indemnification.

(i)                                     In consideration of each Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and its shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents, or (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents; provided, however, that any claim by any Indemnitee under clause (a) above shall be made prior to the date on which the applicable representation and warranty expires pursuant to Section 9(i) and that any claim by any Indemnitee under clause (ii) above shall be made within twelve (12) months of the time performance of such covenant or agreement is contemplated.

(ii)                                  In calculating the amount of any Indemnified Liabilities of an Indemnitee hereunder, there shall be subtracted (i) an amount equal to the amount of any tax benefit actually realized by any Indemnitee in connection with such damages or any of the circumstances giving rise thereto in the taxable year in which such damages were incurred, and (ii) the amount of any insurance proceeds and third-party payments received by the Indemnitee with respect to such Indemnified Liabilities, if any.

(iii)                               In the event an Indemnitee has a claim against the Company, such Indemnitee shall give written notice to the Company of any claim with respect to which it seeks indemnification promptly after the discovery by such party of any matters giving rise to a claim for indemnification; provided that the failure of any Indemnitee to give notice as provided herein shall not relieve the Company of its obligations under this Section 9(k) unless and to the extent that the Company shall have been actually prejudiced by the failure of such Indemnitee to so notify such party.  If the Company disputes its liability with respect to such claim, the relevant Indemnitee and the Company shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved pursuant to Section 9(a).

(iv)                              In case any proceeding is brought against an Indemnitee which such Indemnitee reasonably believes may result in a demand for indemnification against the Company pursuant to this Section 9(k) (a “Third-Party Claim”), such Indemnitee shall promptly (but in any event within thirty (30) days) give notice of such Third-Party Claim to the Company indicating the nature of such Third-Party Claim and the stated basis therefor and the amount of Indemnified Liabilities claimed pursuant to such Third-Party Claim, to the extent known; provided, however, that no delay, including any notice provided beyond such thirty (30) day period, on the part of the Indemnitee in notifying the Company shall relieve the Company from any liability hereunder, unless (and then solely to the extent) the Company is prejudiced or damaged in any manner by such delay. Such notice shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including, without limitation, any summons, complaint or other pleading which may have been served, any written demand or any other document or instrument directly relating thereto.  If within twenty (20) Business Days after delivery of such notification, the Indemnitee shall have received written notice from the Company acknowledging, in a writing, that the Company is obligated to indemnify, defend and hold harmless the Indemnitee under the terms of their indemnification obligations hereunder in connection with a particular Third Party Claim (including the limitations set forth in Section 9(l)), then the Company shall have the right to assume the defense of such Third Party Claim with its own counsel, which counsel shall be reasonably satisfactory to the Indemnitee, in which case the attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs incurred by the Company in connection with defending such Third-Party Claim shall be payable by the Company. If the Company elects to assume the defense of any such Third Party Claim, the Company shall consult with Indemnitees and the Indemnitee may participate in such defense, but in such case the expenses of the Indemnitee shall be paid by Indemnitee.  If the Company fails to defend a Third Party Claim, is otherwise restricted from so defending, or if, after commencing or undertaking any such defense, the Company fails to prosecute or withdraws from such defense, the Indemnitee shall have the right to undertake the defense or settlement thereof, at the Company’s expense.  If an Indemnitee assumes the defense of any such Third Party Claim in accordance with the terms hereof (i) the Indemnitee shall consult with the Company on selection of counsel and other litigation decisions, (ii) the Company may otherwise participate in such defense at its own expense and (iii) if the Indemnitee proposes to settle such Third Party Claim prior to a final judgment thereon, then Indemnitee shall give the Company prompt written notice thereof, and the Indemnitee may not settle such Third Party Claim without the written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that, except with the consent of the Company, no such settlement shall be determinative of whether there is any underlying basis for indemnification under this Section 9(k) nor the amount of Indemnified Liabilities relating to such Third Party Claim. No Indemnitee shall be entitled to settle any Third Party Claim without the consent of the Company at any time when the Company is conducting the defense of such Third party Claim in accordance with this Section 9(k)(iv).  If the Company exercises its right to assume the defense of a Third Party Claim, it shall not make any settlement of any claims without the written consent of the Indemnitee, which consent shall not be unreasonably withheld, conditioned or delayed.

(l)                                                       Limitation to Liability.  Notwithstanding anything to the contrary in this Agreement:

(i)                                     the Company shall have no liability to the Indemnitees under Section 9(k)(i) with respect to any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents unless the aggregate amount of Indemnified Liabilities suffered or incurred by the Indemnitees exceeds US$1,000,000, in which case the Company shall be liable for all Indemnified Liabilities;

(ii)                                  the maximum aggregate liabilities of the Company in respect of Indemnified Liabilities owing to each Buyer and all of its Indemnitees pursuant to Section 9(k)(i) with respect to any misrepresentation or breach of representations and warranties made by the Company in this Agreement (excluding claims based on any misrepresentation or breach of any representation or warranty made by the Company under Sections 3(a), 3(b), 3(c) or 3(q) or Section 5) shall not exceed an amount which equals twenty percent (20%) of such Buyer’s pro rata portion of the Purchase Price, and the maximum liability of the Company in respect of all Indemnified Liabilities owing to each Buyer and all of its Indemnitees with respect to any misrepresentation or breach of representations and warranties made by the Company in this Agreement and with respect to any breach of any covenant, agreement or obligation of the Company contained in this Agreement (including claims based on any misrepresentation or breach of any representation or warranty made by the Company under Sections 3(a), 3(b), 3(c) or 3(q) or Section 5) shall not exceed an amount which equals the Purchase Price actually paid by such Buyer to the Company under this Agreement;

(iii)                               for the avoidance of doubt, the parties hereto agree and acknowledge that the Company will not be responsible to any Buyer or any of its Indemnitees for any Indemnified Liabilities resulting from any breach of a representation, warranty, covenant or undertaking by any current shareholder of the Company in connection with the Shareholder Sale;

(iv)                              NOTWITHSTANDING ANYTHING TO THE CONTRARY ELSEWHERE IN THIS AGREEMENT OR PROVIDED FOR UNDER ANY APPLICABLE LAW, IN NO EVENT SHALL THE COMPANY HAVE ANY LIABILITY FOR (I) INDEMNIFIED LIABILITIES COMPUTED ON A MULTIPLE OF EARNINGS, BOOK

VALUE OR SIMILAR BASIS, (II) SPECIAL, SPECULATIVE, INDIRECT OR CONSEQUENTIAL INDEMNIFIED LIABILITIES OR LOST PROFITS WHETHER OR NOT THE POSSIBILITY OF SUCH DAMAGES HAS BEEN DISCLOSED TO THE OTHER PARTY IN ADVANCE OR COULD HAVE BEEN REASONABLY FORESEEN BY SUCH OTHER PARTY (EXCEPT TO THE EXTENT SUCH DAMAGES ARE AWARDED BY A GOVERNMENTAL AUTHORITY IN CONNECTION WITH A THIRD PARTY CLAIM) OR (III) PUNITIVE DAMAGES.

(m)                                               No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(n)                                                   Remedies.  Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law.  Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.  Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers.  The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

(o)                                                   Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(p)                                                   Payment Set Aside.  To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(q)                                                   Independent Nature of Buyers’ Obligations and Rights.  The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document.  Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group, and the Company shall not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents.  The Company acknowledges and each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors.  Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

(r)                                                      Currency.  Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars.  All amounts owing under this Agreement or any Transaction Document shall be paid in United States dollars.  All amounts denominated in other currencies shall be converted in the United States dollar equivalent amount in accordance with the Exchange Rate on the date of calculation.  “Exchange Rate” means, in relation to any amount of currency to be converted into United States dollars pursuant to this Agreement, the United States dollar exchange rate as published in The Wall Street Journal on the relevant date of calculation.

(s)                                                                                   Judgment Currency.

(i)                                     If for the purpose of obtaining or enforcing any judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(s) referred to as the “Judgment Currency”) an amount due in United States Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(1)                                 the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(2)                                 the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).

(ii)                                  If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(s)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of United States Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iii)                                                  Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

EHI CAR SERVICES LIMITED

By:	/s/ Ray Zhang
Name: Ray Zhang
Title: Chairman and CEO

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

TIGER GLOBAL MAURITIUS FUND

By:	/s/ Moussa Taujoo
Name: Moussa Taujoo
Title: Director

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

SRS PARTNERS I MAURITIUS LIMITED

By:	/s/ Karthik R. Sarma
Name: Karthik R. Sarma
Title: Director

SRS PARTNERS II MAURITIUS LIMITED

By:	/s/ Karthik R. Sarma
Name: Karthik R. Sarma
Title: Director

[Signature Page to Securities Purchase Agreement]

SCHEDULE OF BUYERS

				(4)(a)	(4)(b)
(1) Buyer	(2) Address and Facsimile Number	(3)(a) Initial Number of Common Shares	(3)(b) Additional Number of Common Shares	Initial Purchased Common Share Purchase Price	Additional Purchased Common Share Purchase Price	(5) Legal Representative’s Address and Facsimile Number

Tiger Global Mauritius Fund	Tiger Global Mauritius Fund TwentySeven, Cybercity Ebene, Mauritius Attention: Moussa Taujoo Facsimile: +230 454 5323 Telephone: +230 5253 3286 E-mail: mtaujoo@tigerglobal.com	7,625,283	7,266,666	$45,751,698.00	$43,599,996.00

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
United States of America
Telephone: (212) 756-2000
Facsimile: (212) 593-5955
Attention: Eleazer N. Klein, Esq.
E-mail: eleazer.klein@srz.com

SRS Partners I Mauritius Limited	SRS Partners I Mauritius Limited c/o SRS Investment Management, LLC One Bryant Park, 39th Floor New York, NY 10036 Attention: Ben Taksel, Chief Financial Officer Facsimile: (212) 918-3445 Telephone: (212) 520-7907 E-Mail: ben.taksel@srsfund.com	1,822,442	1,736,734	$10,934,652.00	$10,420,404.00

SRS Partners II Mauritius Limited	SRS Partners II Mauritius Limited c/o SRS Investment Management, LLC One Bryant Park, 39th Floor New York, NY 10036 Attention: Ben Taksel, Chief Financial Officer Facsimile: (212) 918-3445 Telephone: (212) 520-7907 E-Mail: ben.taksel@srsfund.com	1,990,199	1,896,600	$11,941,194.00	$11,379,600.00

EXHIBITS

Exhibit A	Form of Registration Rights Agreement
Exhibit B	Form of Buyer Lock-Up Agreement
Exhibit C	Form of Executive Lock-Up Agreement
Exhibit D	Form of Secretary’s Certificate
Exhibit E	Form of Officer’s Certificate

SCHEDULES

SCHEDULE 7(iv)	Lock-Up Parties

EXHIBIT A

Form of Registration Rights Agreement

AGREED FORM

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of                           , 2015, by and among eHi Car Services Limited, a Cayman Islands company, with headquarters located at Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, The People’s Republic of China (the “Company”), and the investors listed on the Schedule of Buyers attached hereto (each, a “Buyer” and collectively, the “Buyers”).

WHEREAS:

A.                                    In connection with (i) the Securities Purchase Agreement by and among the parties hereto of even date herewith (the “Primary Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Primary Securities Purchase Agreement, to issue and sell to each Buyer Class A common shares of the Company, par value $0.001 per share (the “Common Shares”) pursuant to the terms of the Primary Securities Purchase Agreement (collectively, the “Primary Purchased Common Shares”) and (ii) the Securities Purchase Agreement by and among the Buyers and the other parties listed on the signature pages attached thereto (the “Sellers”), dated of even date herewith (the “Secondary Securities Purchase Agreement” and together with the Primary Securities Purchase Agreement, the “Securities Purchase Agreements” and each a “Securities Purchase Agreement”), each Seller has agreed, upon the terms and subject to the conditions of the Secondary Securities Purchase Agreement, to sell to each Buyer Common Shares (collectively, the “Secondary Purchased Common Shares” and together with the Primary Purchased Common Shares, the “Purchased Common Shares”) and ADSs pursuant to the terms of the Secondary Securities Purchase Agreement.

B.                                    The Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

1.                                      Definitions.

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the applicable Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

(a)                                 “ADSs” means American Depositary Shares, each representing two (2) Common Shares.

(b)                                 “Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York or the PRC are authorized or required by law to remain closed.

(c)                                  “Closing Date” shall have the meaning set forth in the Primary Securities Purchase Agreement.

(d)                                 “effective” and “effectiveness” refer to a Registration Statement that has been declared effective by the SEC and is available for the resale of the Registrable Securities required to be covered thereby.

(e)                                  “Effective Date” means the date that the Registration Statement has been declared effective by the SEC.

(f)                                   “Effectiveness Deadline” means the date which is ninety (90) calendar days after the Filing Date.

(g)                                  “Eligible Market” means the Principal Market, The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market.

(h)                                 “Filing Date” means the date on which the Registration Statement is filed with the SEC.

(i)                                     “Investor” means a Buyer or any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

(j)                                    “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(k)                                 “PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and the islands of Taiwan.

(l)                                     “Principal Market” means The New York Stock Exchange, Inc.

(m)                             “register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and, if such registration is on a continuous basis, pursuant to Rule 415, and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

(n)                                 “Registrable Securities” means (i) the Primary Purchased Common Shares issued pursuant to the terms of the Primary Securities Purchase Agreement and the ADSs representing such Primary Purchased Common Shares and, if applicable, the securities convertible into or exchangeable or exercisable for, or that represent, the right to receive any Primary Purchased Common Shares or ADSs representing such Primary Purchased Common Shares, (ii) the Secondary Purchased Common Shares and ADSs and Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase

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Agreement and the ADSs representing such Secondary Purchased Common Shares and, if applicable, the securities convertible into or exchangeable or exercisable for, or that represent, the right to receive any Secondary Purchased Common Shares, ADSs or Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase Agreement or ADSs representing such Secondary Purchased Common Shares, and (iii) any capital stock of the Company issued or issuable with respect to the Purchased Common Shares, ADSs or Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase Agreement or ADSs representing such Purchased Common Shares, if applicable, as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise.

(o)                                 “Registration Statement” means a registration statement or registration statements of the Company filed under the 1933 Act covering the resale of the Registrable Securities.

(p)                                 “Required Holders” means the holders of at least a majority of the Registrable Securities.

(q)                                 “Required Registration Amount” means the sum of (i) the maximum number of Primary Purchased Common Shares issued pursuant to the Primary Securities Purchase Agreement and ADSs representing such maximum number of Primary Purchased Common Shares and (ii) the maximum number of Secondary Purchased Common Shares and ADSs and Common Shares represented by such ADSs purchased pursuant to the Secondary Securities Purchase Agreement and ADSs representing such maximum number of Secondary Purchased Common Shares, each as of the Trading Day immediately preceding the applicable date of determination and all subject to adjustment as provided in Section 2(e).

(r)                                    “Rule 415” means Rule 415 promulgated under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.

(s)                                   “SEC” means the United States Securities and Exchange Commission.

(t)                                    “Trading Day” means any day on which the ADSs are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the ADSs, then on the principal securities exchange or securities market on which the ADSs are then traded; provided that “Trading Day” shall not include any day on which the ADSs are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the ADSs are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

2.                                      Registration.

(a)                                 Demand Registration on Form F-3.  Subject to the terms of this Agreement, at any time after the later of (i) November 22, 2015 and (ii) the date on which the Company becomes eligible to register the Registrable Securities for resale by an Investor on

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Form F-3, the Required Holders may request the Company to file with the SEC a Registration Statement on Form F-3 covering all of the Registrable Securities, including without limitation any registration statement filed under the 1933 Act providing for the registration of, and the sale on a continuous or a delayed basis by the Investors of, all of the Registrable Securities pursuant to Rule 415.  Upon receipt of such a request, the Company shall (i) promptly give written notice of the proposed registration to all shareholders who have the right to join such registration and (ii) as soon as practicable, use its commercially reasonable efforts to cause the Registrable Securities specified in the request, together with any registrable securities of any other shareholder who requests in writing to join such registration within fifteen (15) days after the Company’s delivery of written notice, to be registered with the SEC.  The Company’s obligation to effect registrations pursuant to this paragraph is unlimited.  The Company shall not be obligated to take any action to effect any registration pursuant to this paragraph unless the aggregate proceeds from the offering that is the subject of the registration exceeds US$5,000,000 or such lesser aggregate proceeds resulting from the sale of the then remaining Registrable Securities by the Investors.  The Company shall be obligated to effect no more than two (2) such registrations pursuant to this paragraph in any twelve (12) month period.  In the event that Form F-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration on another appropriate form reasonably acceptable to the Required Holders The Registration Statement prepared pursuant hereto shall register for resale at least the number of Common Shares and ADSs equal to the Required Registration Amount determined as of the date the Registration Statement is initially filed with the SEC, subject to adjustment as provided in Section 2(e).  The Registration Statement shall contain (except if otherwise directed by the Required Holders) the “Plan of Distribution” and “Selling Shareholders” sections in substantially the form attached hereto as Exhibit B.  The Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Effectiveness Deadline.  By 9:30 a.m. New York time on the Business Day following the Effective Date, the Company shall file with the SEC in accordance with Rule 424 under the 1933 Act the final prospectus to be used in connection with sales pursuant to such Registration Statement.

(b)                                 Additional Registrations.  Notwithstanding anything to the contrary contained in this Agreement, in the event the staff of the SEC (the “Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities by, or on behalf of, the Company, or in any other manner, such that the Staff or the SEC do not permit such Registration Statement to become effective and used for resales in a manner that does not constitute such an offering and that permits the continuous resale at the market by the Investors participating therein (or as otherwise may be acceptable to each Investor) without being named therein as an “underwriter”, then the Company shall reduce the number of Registrable Securities to be included in such Registration Statement by all Investors until such time as the Staff and the SEC shall so permit such Registration Statement to become effective as aforesaid. In making such reduction, the Company shall reduce the number of Registrable Securities to be included by all Investors on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each Investor). In the event of any reduction in Registrable Securities pursuant to this paragraph, an affected Investor shall have the right to require, upon delivery of a written request to the Company signed by such Investor, the Company to file a registration statement on Form F-3 within twenty (20) Business Days of such request (subject to any restrictions imposed by Rule

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415 or required by the Staff or the SEC) for resale by such Investor in a manner acceptable to such Investor, and the Company shall following such request cause to be and keep effective such registration statement in the same manner as otherwise contemplated in this Agreement for registration statements hereunder.

(c)                                  Allocation of Registrable Securities.  The initial number of Registrable Securities included in any Registration Statement and any increase or decrease in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase or decrease thereof is declared effective by the SEC.  In the event that an Investor sells or otherwise transfers any of such Investor’s Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor.  Any Common Shares and/or ADSs included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement.

(d)                                 Legal Counsel.  Subject to Section 5 hereof, the Required Holders shall have the right to select one legal counsel to review and oversee any registration pursuant to this Section 2 (“Legal Counsel”), which shall be Schulte Roth & Zabel LLP or such other law firm as thereafter designated in writing by the Required Holders.  The Company and Legal Counsel shall reasonably cooperate with each other in performing the Company’s obligations under this Agreement.

(e)                                  Sufficient Number of Common Shares and/or ADSs Registered.  In the event the number of Common Shares and/or ADSs available under a Registration Statement filed pursuant to Section 2(a) or Section 2(b) is insufficient to cover the Required Registration Amount of Registrable Securities required to be covered by such Registration Statement or an Investor’s allocated portion of the Registrable Securities pursuant to Section 2(c), the Company shall amend the applicable Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least the Required Registration Amount as of the Trading Day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) calendar days after the necessity therefor arises.  The Company shall use its commercially reasonable efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof.  For purposes of the foregoing provision, the number of Common Shares and/or ADSs available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if at any time the number of Common Shares and/or ADSs available for resale under the Registration Statement is less than the Required Registration Amount as of such time.

(f)                                   Right of Deferral.  If, after receiving a request from the Required Holders pursuant to Section 2(a) or Section 2(b) hereof, the Company furnishes to the Required Holders a certificate signed by the chief executive officer of the Company stating that, in the good faith judgment of the Company’s board of directors, it would be materially detrimental to

5

the Company or its members for a Registration Statement to be filed in the near future, then the Company shall have the right to defer such filing for a period during which such filing would be materially detrimental, provided, that such deferral by the Company, together with any Allowable Grace Periods (as defined in Section 3(o)) shall not exceed ninety (90) days from the receipt of any request duly submitted by the Required Holders; provided, further, that the Company may not register any other of its securities during such ninety (90) day period; provided, further, that the Company shall not utilize this right more than once in any twelve (12) month period.

(g)                                  Termination Date.  The registration rights set forth in this Agreement shall terminate on November 18, 2017.

3.                                      Related Obligations.

At such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a), 2(b), or 2(e), the Company will use its commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a)                                 The Company shall promptly prepare and file with the SEC a Registration Statement with respect to the Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement relating to the Registrable Securities to become effective as soon as practicable after such filing (but in no event later than the Effectiveness Deadline).  The Company shall keep each Registration Statement effective for up to ninety (90) days or, if earlier, until the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement, provided, however, that in the case of any Registration of Registrable Securities on Form F-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable rules promulgated by the SEC, such 90-day period shall be extended for up to an additional sixty (60) days, if necessary, to keep the Registration Statement effective until all such Registrable Securities are sold (the “Registration Period”).  The Company shall ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading.  The Company shall respond in writing to comments made by the SEC in respect of a Registration Statement as soon as practicable, but in no event later than fifteen (15) days after the receipt of comments by or notice from the SEC that an amendment is required in order for a Registration Statement to be declared effective.

(b)                                 The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all

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Registrable Securities of the Company covered by such Registration Statement.  In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company filing a report on Form 20-F, Form 6-K or any analogous report under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC as soon as reasonably practicable after the date on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement.

(c)                                  The Company shall (A) permit Legal Counsel to review and comment upon (i) a Registration Statement at least two (2) Business Days prior to its filing with the SEC and (ii) all amendments and supplements to all Registration Statements (except for Annual Reports on Form 20-F, Current Reports on Form 6-K, and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which Legal Counsel reasonably objects.  The Company shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto without the prior approval of Legal Counsel, which consent shall not be unreasonably withheld.  The Company shall furnish to Legal Counsel, without charge, (i) copies of any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC, one copy of any Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits and (iii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto.  The Company shall reasonably cooperate with Legal Counsel in performing the Company’s obligations pursuant to this Section 3.

(d)                                 The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

(e)                                  The Company shall use its reasonable best efforts to register and qualify the securities covered by the Registration Statement under the securities laws of any jurisdiction, as reasonably requested by the Investors, provided, that the Company shall not be required to qualify to do business or file a general consent to service of process in any such jurisdictions.

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(f)                                   The Company shall notify each Holder of Registrable Securities covered by the Registration Statement at any time when a prospectus relating thereto is required to be delivered under applicable securities laws of (a) the issuance of any stop order by the Commission, or (b) the happening of any event or the existence of any condition as a result of which any prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(g)                                  The Company shall use its commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(h)                                 The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement.  The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(i)                                     The Company shall use its commercially reasonable efforts either to (i) cause all of the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, which initially shall be the Principal Market, if the listing of such Registrable Securities is then permitted under the rules of such exchange or (ii) secure the inclusion for quotation of all of the Registrable Securities on another Eligible Market and, without limiting the generality of the foregoing, to use its commercially reasonable efforts to arrange for at least two market makers to register with the Financial Industry Regulatory Authority, Inc. as such with respect to such Registrable Securities.  The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(i).

(j)                                    The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in

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such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

(k)                                 If requested by an Investor, the Company shall as soon as practicable (i) incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement if reasonably requested by an Investor holding any Registrable Securities.

(l)                                     The Company shall use its commercially reasonable efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

(m)                             The Company shall otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

(n)                                 As soon as reasonably practical after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.

(o)                                 Notwithstanding anything to the contrary herein, at any time after the Effective Date, the Company may delay the disclosure of material, non-public information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”); provided, that the Company shall promptly (i) notify the Investors in writing of the existence of material, non-public information giving rise to a Grace Period (provided that in each notice the Company will not disclose the content of such material, non-public information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed ten (10) consecutive Trading Days and during any three hundred sixty five (365) day period such Grace Periods shall not exceed an aggregate of thirty (30) Trading Days and the first day of any Grace Period must be at least five (5) Trading Days after the last day of any prior Grace Period (each, an “Allowable Grace Period”).  For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) and the date referred to in such notice.  The provisions of Section

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3(g) hereof shall not be applicable during the period of any Allowable Grace Period.  Upon expiration of the Grace Period, the Company shall again be bound by Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable.  Notwithstanding anything to the contrary, the Company shall cause the Depositary to deliver unlegended Common Shares and ADSs to a transferee of an Investor in accordance with the terms of the Primary Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, prior to the Investor’s receipt of the notice of a Grace Period and for which the Investor has not yet settled.

(p)                                 Neither the Company nor any Subsidiary or affiliate thereof shall identify any Investor as an underwriter in any public disclosure or filing with the SEC, the Principal Market or any other applicable Eligible Market and any Buyer being deemed an underwriter by the SEC shall not relieve the Company of any obligations it has under this Agreement or any other Transaction Document (as defined in the Primary Securities Purchase Agreement); provided, however, that the foregoing shall not prohibit the Company from including the disclosure found in the “Plan of Distribution” section attached hereto as Exhibit B in the Registration Statement.

(q)                                 Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Buyers in this Agreement or otherwise conflicts with the provisions hereof.

4.                                      Obligations of the Investors.

(a)                                 At least two (2) Business Days prior to the first anticipated Filing Date of a Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor if such Investor elects to have any of such Investor’s Registrable Securities included in such Registration Statement.  It shall be a condition precedent to the obligations of the Company to complete any registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

(b)                                 Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of such Investor’s Registrable Securities from such Registration Statement.

(c)                                  Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f) or Section 3(g),

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such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor’s receipt of copies of the supplemented or amended prospectus as contemplated by Section 3(g) or Section 3(f) or receipt of notice that no supplement or amendment is required.  Notwithstanding anything to the contrary, the Company shall cause the Depositary to deliver unlegended Common Shares and ADSs to a transferee of an Investor in accordance with the terms of the Primary Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(g) or Section 3(f) and for which the Investor has not yet settled.

(d)                                 Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement.

5.                                      Expenses of Registration.

All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company shall be paid by the Company.

6.                                      Indemnification.

In the event any Registrable Securities are included in a Registration Statement under this Agreement:

(a)                                 To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, partners, members, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several (collectively, “Claims”), incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon:  (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration

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Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”).  Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim.  Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a):  (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d); and (ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

(b)                                 In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), such Investor shall reimburse the Indemnified Party for any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

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(c)                                  Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for all such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the Indemnified Person or Indemnified Party, as applicable, the representation by such counsel of the Indemnified Person or Indemnified Party, as the case may be, and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding.  In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates.  The Indemnified Party or Indemnified Person shall reasonably cooperate with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim.  The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent.  No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation and such settlement shall not include any admission as to fault on the part of the Indemnified Party.  Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d)                                 The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

(e)                                  The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the

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indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7.                                      Contribution.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that:  (i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.

8.                                      Reports Under the 1934 Act.

With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration (“Rule 144”), the Company agrees to:

(a)                                 make and keep public information available, as those terms are understood and defined in Rule 144;

(b)                                 file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c)                                  furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

9.                                      Assignment of Registration Rights.

The rights under this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of such Investor’s Registrable Securities if:  (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee

14

or assignee is restricted under the 1933 Act or applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and (v) such transfer shall have been made in accordance with the applicable requirements of the Primary Securities Purchase Agreement, if applicable.

10.                               Amendment of Registration Rights.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders; provided that any such amendment or waiver that complies with the foregoing but that disproportionately, materially and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor.  Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company.  No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration (other than the reimbursement of legal fees) also is offered to all of the parties to this Agreement.

11.                               Miscellaneous.

(a)                                 A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities.  If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from such record owner of such Registrable Securities.

(b)                                 Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) when sent, if sent by electronic mail; or (iv) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses, facsimile numbers and email addresses for such communications shall be:

If to the Company:

eHi Car Services Limited
Unit 12/F, Building No.5, Guosheng Center
388 Daduhe Road
Shanghai, 200062
The People’s Republic of China
Telephone:	+86 21 6468 7000
Facsimile:	+86 21 5489 1121

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Attention:	Chief Financial Officer
E-mail:	Colin.Sung@ehi.com.cn

With a copy (for informational purposes only) to:

O’Melveny & Myers LLP Plaza 66, Tower 1, 37th Floor
1266 Nanjing Road West
Shanghai, 200040
The People’s Republic of China
Telephone:	+86-21-2307-7056
Facsimile:	+86-21-2307-7300
Attention:	Portia Ku, Esq.
Email:	pku@omm.com

If to the Depositary:

JPMorgan Chase Bank, N.A.
4 New York Plaza, Floor 12
New York, New York, 10004
Facsimile:	(212) 552-2614
Attention:	Depositary Receipts Group

If to Legal Counsel:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telephone:	(212) 756-2000
Facsimile:	(212) 593-5955
Attention:	Eleazer Klein, Esq.
Email:	eleazer.klein@srz.com

If to a Buyer, to its address, facsimile number and/or email address set forth on the Schedule of Buyers attached hereto, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers, or to such other address, facsimile number and/or email address to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.  Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine or e-mail transmission containing the time, date, recipient facsimile number or e-mail address and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

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(c)                                  Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(d)                                 All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  The Company hereby appoints Law Debenture Corporate Services Inc., with offices at 400 Madison Avenue, 4th Floor, New York, NY 10017, as its agent for service of process in New York.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(e)                                  If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(f)                                   This Agreement, the Secondary Securities Purchase Agreement, the other Transaction Documents and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein.  This Agreement, the other Transaction Documents and the

17

instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(g)                                  Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

(h)                                 The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(i)                                     This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.  This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(j)                                    Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)                                 All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders.

(l)                                     The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

(m)                             This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(n)                                 The obligations of each Investor hereunder are several and not joint with the obligations of any other Investor, and no provision of this Agreement is intended to confer any obligations on any Investor vis-à-vis any other Investor.  Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated herein.

[Signature Page Follows]

18

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:

EHI CAR SERVICES LIMITED

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

BUYERS:

TIGER GLOBAL MAURITIUS FUND

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

BUYERS:

SRS PARTNERS I MAURITIUS LIMITED

By:
Name:
Title:

SRS PARTNERS II MAURITIUS LIMITED

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

SCHEDULE OF BUYERS

Buyer	Buyer Address and Facsimile Number	Buyer’s Representative’s Address and Facsimile Number

Tiger Global Mauritius Fund	Tiger Global Mauritius Fund	Schulte Roth & Zabel LLP
	TwentySeven, Cybercity	919 Third Avenue
	Ebene, Mauritius	New York, New York 10022
	Attention: Moussa Taujoo	United States of America
	Facsimile: +230 454 5323	Telephone:	(212) 756-2000
	Telephone: +230 5253 3286	Facsimile:	(212) 593-5955
	E-mail: mtaujoo@tigerglobal.com	Attention:	Eleazer N. Klein, Esq.
		E-mail:	eleazer.klein@srz.com

SRS Partners I Mauritius Limited

SRS Partners I Mauritius Limited

c/o SRS Investment Management, LLC

One Bryant Park, 39th Floor

New York, NY 10036

Attention: Ben Taksel, Chief Financial Officer

Facsimile: (212) 918-3445

Telephone: (212) 520-7907

E-Mail: ben.taksel@srsfund.com

SRS Partners II Mauritius Limited

SRS Partners II Mauritius Limited

c/o SRS Investment Management, LLC

One Bryant Park, 39th Floor

New York, NY 10036

Attention: Ben Taksel, Chief Financial Officer

Facsimile: (212) 918-3445

Telephone: (212) 520-7907

E-Mail: ben.taksel@srsfund.com

EXHIBIT A

FORM OF NOTICE OF EFFECTIVENESS
OF REGISTRATION STATEMENT

JPMorgan Chase Bank, N.A.
4 New York Plaza, Floor 12
New York, New York, 10004
Facsimile:	(212) 552-2614
Attention:	Depositary Receipts Group

Re:                             eHi Car Services Limited

Ladies and Gentlemen:

[We are][I am] counsel eHi Car Services Limited, a Cayman Islands company (the “Company”), and have represented the Company in connection with that certain Securities Purchase Agreement, dated as of May 22, 2015 (the “Primary Securities Purchase Agreement”), entered into by and among the Company and the buyers named therein (collectively, the “Holders”) pursuant to which the Company issued to the Holders Class A common shares of the Company, par value $0.001 per share (the “Common Shares”). The Buyers party to the Primary Securities Purchase Agreement also entered into a Securities Purchase Agreement by and among the Buyers and the other parties listed on the signature pages attached thereto (the “Sellers”), dated as of May 22, 2015 (the “Secondary Securities Purchase Agreement”), each Seller has agreed, upon the terms and subject to the conditions of the Secondary Securities Purchase Agreement, to sell to each Buyer Common Shares (collectively, the “Secondary Purchased Common Shares” and together with the Primary Purchased Common Shares, the “Purchased Common Shares”) and American Depositary Shares (“ADSs”) representing Common Shares pursuant to the terms of the Secondary Securities Purchase Agreement.  The Company also has entered into a Registration Rights Agreement with the Holders (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the resale of the Registrable Securities (as defined in the Registration Rights Agreement), including the Primary Purchased Common Shares, ADSs representing such Primary Purchased Common Shares, the Secondary Purchased Common Shares, ADSs and Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase Agreement, and the ADSs representing such Secondary Purchased Common Shares under the Securities Act of 1933, as amended (the “1933 Act”).  In connection with the Company’s obligations under the Registration Rights Agreement, on                                , 2015, the Company filed a Registration Statement on Form F-3 (File No. 333-                          ) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Registrable Securities which names each of the Holders as a selling shareholder thereunder.

In connection with the foregoing, [we][I] advise you that a member of the SEC’s staff has advised [us][me] by telephone that the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and [we][I] have no knowledge, after telephonic inquiry of a member of the SEC’s staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

A-1

This letter shall serve as our standing instruction to you that the Purchased Common Shares, ADSs and Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase Agreement, and ADSs representing such Purchased Common Shares are freely transferable by the Holders pursuant to the Registration Statement.  You need not require further letters from us to effect any future legend-free issuance or reissuance of Purchased Common Shares, ADSs or Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase Agreement, or ADSs representing such Purchased Common Shares to the Holders as contemplated by the Company’s Irrevocable Depositary Instructions dated May [•], 2015.

Very truly yours,

[ISSUER’S COUNSEL]

By:

CC:                          [LIST NAMES OF HOLDERS]

A-2

EXHIBIT B

SELLING SHAREHOLDERS

The Common Shares and ADSs being offered by the selling shareholders are those previously issued to the selling shareholders pursuant to the terms of the Primary Securities Purchase Agreement and those purchased by the selling shareholders pursuant to the terms of the Secondary Securities Purchase Agreement.  For additional information regarding the issuance and purchase of those Common Shares, see “Private Placement of Common Shares and Concurrent Purchase of Common Shares” above.  We are registering the Common Shares and the ADSs in order to permit the selling shareholders to offer the Common Shares and ADSs for resale from time to time.  Except for the ownership of (i) the Primary Purchased Common Shares issued pursuant to the Primary Securities Purchase Agreement and the ADSs representing such Primary Purchased Common Shares and (ii) the Secondary Purchased Common Shares and ADSs purchased pursuant to the Secondary Securities Purchase Agreement and the ADSs representing such Secondary Purchased Common Shares, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the Common Shares by each of the selling shareholders.  The second columns lists the number of Common Shares beneficially owned by each selling shareholder, based on its ownership of Common Shares, as of                 , 2015.

The third column lists the Common Shares and ADSs being offered by this prospectus by the selling shareholders.

In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of at least the sum of (i) the maximum number of Primary Purchased Common Shares issued pursuant to the Primary Securities Purchase Agreement and the ADSs representing such Primary Purchased Common Shares, as of the Trading Day immediately preceding the date the registration statement is initially filed with the SEC and (ii) the maximum number of Secondary Purchased Common Shares and ADSs and Common Shares represented by such ADSs purchased pursuant to the Secondary Securities Purchase Agreement and the ADSs representing such Secondary Purchased Common Shares, as of the Trading Day immediately preceding the date the registration statement is initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement.  The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

The selling shareholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

Annex I-1

(1) Name of Selling Shareholder	(2) Number of Common Shares Owned Prior to Offering	(3) Maximum Number of Common Shares and ADSs to be Sold Pursuant to this Prospectus	(4) Number Common Shares Owned After Offering
Tiger Global Mauritius Fund (1)
SRS Partners I Mauritius Limited (2)
SRS Partners II Mauritius Limited (3)

(1) [                        ]

(2) [                        ]

(3) [                        ]

Annex I-2

PLAN OF DISTRIBUTION

We are registering the Primary Purchased Common Shares issued pursuant to the Primary Securities Purchase Agreement, the ADSs representing such Primary Purchased Common Shares, the Secondary Purchased Common Shares and ADSs and Common Shares represented by such ADSs purchased pursuant to the Secondary Securities Purchase Agreement and the ADSs representing such Secondary Purchased Common Shares to permit the resale of these Common Shares and ADSs by the holders thereof from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling shareholders of the Common Shares or the ADSs.  We will bear all fees and expenses incident to our obligation to register the Common Shares and the ADSs.

The selling shareholders may sell all or a portion of the Common Shares and ADSs beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the Common Shares and ADSs are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The Common Shares and ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions,

•                  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•                  in the over-the-counter market;

•                  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•                  through the writing of options, whether such options are listed on an options exchange or otherwise;

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales;

Annex I-3

•                  sales pursuant to Rule 144;

•                  broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling Common Shares and ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Common Shares and ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of Common Shares and ADSs or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ADSs or Common Shares underlying such ADSs in the course of hedging in positions they assume.  The selling shareholders may also sell ADS or Common Shares underlying such ADSs stock short and deliver Common Shares and ADSs covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholders may also loan or pledge Common Shares and ADSs to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the Common Shares and/or ADSs owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares and ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer and donate the Common Shares and ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the Common Shares and ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the Common Shares and ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Common Shares and ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Annex I-4

Under the securities laws of some states, Common Shares and ADSs may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the Common Shares and ADSs may not be sold unless such Common Shares and ADSs have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the Common Shares and ADSs registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares and ADSs by the selling shareholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares and ADSs to engage in market-making activities with respect to the Common Shares and ADSs.  All of the foregoing may affect the marketability of the Common Shares and ADSs and the ability of any person or entity to engage in market-making activities with respect to the Common Shares and ADSs.

We will pay all expenses of the registration of the Common Shares and ADSs pursuant to the registration rights agreement, estimated to be $[     ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution.  We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the Common Shares and ADSs will be freely tradable in the hands of persons other than our affiliates.

Annex I-5

EXHIBIT B

Form of Buyer Lock-Up Agreement

AGREED FORM

EHI CAR SERVICES LIMITED

May 22, 2015

eHi Car Services Limited

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

The People’s Republic of China

Re:  eHi Car Services Limited - Lock-Up Agreement

Dear Sirs:

This Lock-Up Agreement is being delivered to you in connection with (i) the Securities Purchase Agreement (the “Primary Purchase Agreement”), dated as of May 22, 2015 by and among eHi Car Services Limited (the “Company”) and the investors party thereto (the “Buyers”), with respect to the purchase of certain number of Class A common shares of the Company, par value $0.001 per share (the “Primary Purchased Common Shares”) and (ii) the Securities Purchase Agreement, dated as of May 22, 2015 by and among the Buyers and the other parties listed on the signature pages attached thereto (the “Sellers”) (the “Secondary Purchase Agreement” and together with the Primary Purchase Agreement, the “Purchase Agreements”) with respect to the purchase of certain number of the Common Shares (the “Secondary Purchased Common Shares”, and together with the Primary Purchased Common Shares, the “Purchased Common Shares”) and certain number American Depositary Shares, each representing two (2) Class A common shares of the Company (the “ADSs”, together with the Purchased Common Shares, the “Purchased Securities”).  Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Primary Purchase Agreement.

The undersigned agrees that, commencing on the date hereof and ending on November 21, 2015 (the “Lock-Up Period”), the undersigned will not, and will cause all affiliates (as defined in Rule 144) of the undersigned not to, (i) offer for sale, sell, charge, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Purchased Securities or sell or grant options, rights or warrants with respect to any Purchased Securities or (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such Purchased Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Purchased Securities in cash; in each case without the prior written consent of the Company.

Notwithstanding the foregoing, the undersigned may transfer Purchased Securities (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) as a distribution to limited partners, members or stockholders of the undersigned, (iii) to the undersigned’s affiliates, to any investment fund or other entity controlled or managed by the undersigned, or to any investment manager or investment advisor of the undersigned or an affiliate of any such investment manager or investment advisor, (iv) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iii) above, and (v) pursuant to an order of a court or regulatory agency; provided that in the case of each transfer or distribution pursuant to clauses (i) through (iv) above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein; (b) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor; and (c) any such transfer or distribution shall not require the Company or either party to such transfer to make any filing or registration with the U.S. Securities and Exchange Commission (“SEC”) under the rules and regulations issued by the SEC, U.S. Securities Act of 1933 and the Securities Act of 1934, or any other relevant laws or regulations.

The undersigned understands and agrees that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

This Lock-Up Agreement may be executed in two counterparts, each of which shall be deemed an original but both of which shall be considered one and the same instrument.

This Lock-Up Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflicting provision or rule (whether of the State of New York, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of New York to be applied.  In furtherance of the foregoing, the internal laws of the State of New York will control the interpretation and construction of this Lock-Up Agreement, even if under such jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

[Remainder of page intentionally left blank]

2

Very truly yours,

Exact Name of Shareholder

Authorized Signature

Title

Agreed to and Acknowledged:

EHI CAR SERVICES LIMITED

By:
Name:
Title:

3

EXHIBIT C

Form of Executive Lock-Up Agreement

AGREED FORM

EHI CAR SERVICES LIMITED

May 22, 2015

eHi Car Services Limited

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

The People’s Republic of China

Re:  eHi Car Services Limited - Lock-Up Agreement

Dear Sirs:

This Lock-Up Agreement is being delivered to you in connection with the Securities Purchase Agreement (the “Purchase Agreement”), dated as of May 22, 2015 by and among eHi Car Services Limited (the “Company”) and the investors party thereto (the “Buyers”), with respect to the issuance of Class A common shares of the Company, par value $0.001 per share (the “Common Shares”).  Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement.

In order to induce the Buyers to enter into the Purchase Agreement, the undersigned agrees that, commencing on the date hereof and ending on November 21, 2015 (the “Lock-Up Period”), the undersigned will not, and will cause all affiliates (as defined in Rule 144) of the undersigned not to, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any Common Shares or Common Share Equivalents (collectively, the “Undersigned’s Common Shares”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Undersigned’s Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Common Shares or Common Share Equivalents or (iv) publicly disclose the intention to do any of the foregoing. As used herein, (x) “Common Share Equivalents” means, collectively, American Depositary Shares representing Common Shares (“ADSs”), Options and Convertible Securities, (y) “Options” means any rights, warrants or options to subscribe for or purchase Common Shares, ADSs or Convertible Securities and (z) “Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares or ADSs, including, without limitation, Class B common shares of the Company, par value $0.001 per share.

The foregoing restriction is expressly agreed to preclude the undersigned, and any affiliate of the undersigned, from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Common Shares even if the Undersigned’s Common Shares would be disposed of by someone other than the undersigned.  Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Undersigned’s Common Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Undersigned’s Common Shares.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Common Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein or (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value.  In addition, nothing in this Lock-Up Agreement shall prevent or restrict the undersigned’s rights and freedom to receive or exercise any incentive shares or options or similar share-based awards under any employee performance incentive plan adopted and approved by the Company’s board of directors.  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.  The undersigned now has, and, except as contemplated by the immediately preceding sentence, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Common Shares, free and clear of all liens, encumbrances, and claims whatsoever.

The undersigned acknowledges that the execution, delivery and performance of this Lock-Up Agreement is a material inducement to each Buyer to complete the transactions contemplated by the Purchase Agreement and that the Company shall be entitled to specific performance of the undersigned’s obligations hereunder.  The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Lock-Up Agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Purchase Agreement.

The undersigned understands and agrees that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

This Lock-Up Agreement may be executed in two counterparts, each of which shall be deemed an original but both of which shall be considered one and the same instrument.

This Lock-Up Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflicting provision or rule (whether of the State of New York, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of New York to be applied.  In furtherance of the foregoing, the internal laws of the State of New York will control the interpretation and construction of this Lock-Up Agreement, even if under such jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

[Remainder of page intentionally left blank]

2

Very truly yours,

Exact Name of Shareholder

Authorized Signature

Title

Agreed to and Acknowledged:

EHI CAR SERVICES LIMITED

By:
Name:
Title:

3

EXHIBIT D

Form of Secretary’s Certificate

AGREED FORM

EHI CAR SERVICES LIMITED

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that he is the duly elected, qualified and acting Secretary of eHi Car Services Limited, a Cayman Islands company (the “Company”), and that as such he is authorized to execute and deliver this certificate in the name and on behalf of the Company and in connection with the Securities Purchase Agreement, dated as of May 22, 2015, by and among the Company and the investors listed on the Schedule of Buyers attached thereto (the “Securities Purchase Agreement”), and further certifies in his official capacity, in the name and on behalf of the Company, the items set forth below.  Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Securities Purchase Agreement.

1.                                      Attached hereto as Exhibit A is a true, correct and complete copy of the written meeting minutes of the Board of Directors of the Company, dated May 20, 2015, approving the transactions contemplated under the Securities Purchase Agreement.  The minutes contained in Exhibit A have not in any way been amended, modified, revoked or rescinded, have been in full force and effect since being produced to and including the date hereof and are now in full force and effect.

2.                                      Attached hereto as Exhibit B is a true, correct and complete copy of the Memorandum and Articles of the Company, together with any and all amendments thereto, and no action has been taken to further amend, modify or repeal such Memorandum of Association, the same being in full force and effect in the attached form as of the date hereof.

3.                                      Each person listed below has been duly elected or appointed to the position(s) indicated opposite his name and is duly authorized to sign the Securities Purchase Agreement and each of the Transaction Documents on behalf of the Company, and the signature appearing opposite such person’s name below is such person’s genuine signature.

Name	Position	Signature

Ray Ruiping Zhang	Chief Executive Officer

IN WITNESS WHEREOF, the undersigned has hereunto set his hand as of this 22nd day of May, 2015.

Name:
Secretary

I, Ray Ruiping Zhang, Chief Executive Officer of the Company, hereby certify that                              is the duly elected, qualified and acting Secretary of the Company and that the signature set forth above is his true signature.

Ray Ruiping Zhang
Chief Executive Officer

EXHIBIT A

Meeting Minutes

EXHIBIT B

Memorandum and Articles

EXHIBIT E

Form of Officer’s Certificate

AGREED FORM

EHI CAR SERVICES LIMITED

OFFICER’S CERTIFICATE

The undersigned Chief Executive Officer of eHi Car Services Limited, a Cayman Islands company (the “Company”), hereby represents, warrants and certifies to the Buyers (as defined below), pursuant to Section 1(a)(v)(1) of the Agreement (as defined below), as follows:

1.                                      The representations and warranties of the Company set forth in Section 3 of the Securities Purchase Agreement, dated as of May 22, 2015 (the “Agreement”), among the Company and the investors identified on the Schedule of Buyers attached to the Agreement (the “Buyers”), are true and correct as of the date hereof (except for representations and warranties that speak as of a specific date, which are true and correct as of such specified date).

2.                                      The Company has performed, satisfied or complied with all covenants, agreements and conditions required to be performed, satisfied or complied with by it under the Transaction Documents as of the date hereof.

Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 22nd day of May, 2015.

Name:	Ray Ruiping Zhang
Title:	Chief Executive Officer

SCHEDULE 7(vi)

Ray Ruiping Zhang
Chairman, Chief Executive Officer

Colin Chitnim Sung
Chief Financial Officer

Leo Lihong Cai
Executive Vice President of Sales and Marketing